250 VESEY STREET • NEW YORK, NEW YORK 10281.1047

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

February 28, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	SiSi Cheng
John Cash
Sherry Haywood
Jay Ingram

Re:	Maxeon Solar Technologies, Pte. Ltd.
Amendment No. 1 to Draft Registration Statement
on Form 20-F
Filed February 3, 2020
CIK No. 0001796898

Ladies and Gentlemen:

Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the laws of Singapore (the “Company”) and a wholly owned subsidiary of SunPower Corporation (“SunPower”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 14, 2020 (the “Comment Letter”) in respect of the Amendment No. 1 to the Company’s Draft Registration Statement on Form 20-F submitted on February 3, 2020 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the Registration Statement.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT

DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO

SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 28, 2020

Notes to Unaudited Pro Forma Combined Financial Information, page 24

1.

You state in your response to prior comment 2 that the promissory note of $100.0 million represents a net parent distribution and is not intended to be reflective of fair value of the intellectual property to be transferred. Please tell us how you considered including pro forma disclosure, including pro forma per share data in the historical financial statements with appropriate footnote disclosure, to give effect to the planned net parent distribution. Refer to SAB Topic 1.B.3.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits its belief that the guidance in SAB Topic 1.B.3 does not apply to the spin-off distribution to which the Registration Statement relates. The Company acknowledges that the suggested pro forma disclosure would be pertinent upon the consummation of an offering of Maxeon Solar shares for cash, at which point actual proceeds and the number of shares sold would be determined. By contrast, the spin-off will constitute a pro rata distribution of Maxeon Solar shares and will not involve a sale of securities; accordingly, the Company will receive no proceeds from the spin-off distribution. Further, irrespective of the applicability of SAB Topic 1.B.3, the Company believes that it has accurately presented the impact of the proposed transactions in the fiscal year 2018 pro forma disclosures, as the pro forma per share data presented within the unaudited pro forma combined statement of operations is reflective of the capital structure resulting from the transactions, including the issuance and repayment of the $100 million promissory note.

Reconciliation of Non-GAAP Financial Measures, page 90

2.

You indicate in your response to prior comment 4 that the cost of above-market polysilicon adjustment relates to legacy long-term, fixed price supply agreements executed by SunPower to purchase polysilicon. Please tell us in more detail about these legacy long-term agreements including the material provisions such as term, cancellation provisions and if management expects to exit these contracts in the near future. In this regard, it is not clear why management believes these costs are non-recurring and should not be reflected as current period operating costs. Please explain and tell us how you considered the guidance found in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment. The Company purchases polysilicon, the initial building block for its process of manufacturing silicon based solar panels, from suppliers. Due to a shortage of polysilicon experienced before 2011, SunPower, the Company’s parent, entered into long-term “take or pay” agreements with two of its polysilicon

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 28, 2020

suppliers. These long-term agreements provided for fixed or inflation-adjusted pricing, substantial prepayment obligations, and firm purchase commitments that require SunPower to pay for the polysilicon whether or not SunPower accepts delivery. Since the inception of these arrangements, the global market has experienced an oversupply of polysilicon resulting in a rapid decline in polysilicon prices. As a result, these long-term “take or pay” agreements have caused SunPower to pay for polysilicon at above-market rates and at unfavorable payment terms as compared to terms available to its competitors. In connection with the contemplated spin-off, the Company will incur the obligation to purchase polysilicon under these polysilicon supply agreements under the same terms as SunPower.

The Company advises that one of the two polysilicon supply agreements requiring SunPower to purchase contractual volumes of polysilicon at above-market rates expired in the first quarter of fiscal 2019. The second agreement expires in the second quarter of 2021 and SunPower cannot cancel or exit the agreement prior to the expiration date.1

The Company has considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and is of the view that the above-market costs associated with the polysilicon agreements do not represent normal or recurring cash operating expenses to operate its business. While such costs are operating expenses, the Company does not believe the costs to be normal and recurring given the finite duration of the supply agreements and the significance of the above-market pricing as compared to prevailing market rates for polysilicon. We believe that the supply agreements are not typical of those that are entered into by other companies in the Company’s peer group, nor will one remaining agreement continue beyond its scheduled expiration; accordingly, the Company’s presentation of its non-GAAP performance measure is intended to allow its investors to see the impact of these atypical and finite agreements on its business. The Company also believes that excluding the impact of the above-market cost of polysilicon from its non-GAAP performance measure provides meaningful insight into the Company’s long-term operating performance and comparability of results to others in the industry.

[1]

Although the polysilicon agreement is set to expire in 2021, it is likely that the agreement will continue to impact the Company’s statement of operations through fiscal year 2022, depending on the ultimate timing of purchases of polysilicon under the agreement and subsequent disposition of polysilicon inventory.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 28, 2020

Financial Statements

General, page F-1

3.	Please note the financial statement updating requirements per Item 8.A. of Form 20-F.

Response: In response to the Staff’s comment, the Company confirms that it will update the Registration Statement to include the Company’s audited financial statements for the year ended December 29, 2019, as well as its unaudited pro forma combined financial statements, prior to seeking acceleration of effectiveness of the Registration Statement.

*        *        *         *        *        *        *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 326-3452 or Brad Brasser of Jones Day at (612) 217-8886.

Very truly yours,

/s/ Randi C. Lesnick

Randi C. Lesnick

cc:	Vichheka Heang, SunPower Corporation

Brad Brasser, Jones Day